UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment #3)

MVC CAPITAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
553829102
(CUSIP Number)
Edward Levy
810 Seventh Avenue, 33rd Floor
New York, New York 10019
212-495-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553829102	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF COMMON SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 553829102	13D	Page 3 of 4 Pages

This Amendment No. 3 (“Amendment”) supplementally amends the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018 (the “Schedule 13D”), as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on February 18, 2020 and that certain Amendment No. 2 to Schedule 13D filed with the SEC on August 14, 2020 by Mr. Leon G. Cooperman (“Mr. Cooperman”). This Amendment is filed by Mr. Cooperman in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.
Item 1.  Security and Issuer.
This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of MVC CAPITAL, INC. (the “Issuer”).  The address of the principal executive office of the Issuer is 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577.
Item 4.  Purpose of Transaction.
Item 4 is hereby supplemented by the addition of the following:
On December 23, 2020, Barings BDC, Inc. (“Barings”), completed its acquisition of the Issuer, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020 (the “Merger Agreement”), by and among Barings, the Issuer, Mustang Acquisition Sub, Inc., a direct wholly owned subsidiary of Barings, and Barings LLC, the investment adviser to Barings (the “Merger”).  Pursuant to the terms of the Merger Agreement, on December 23, 2020, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock of the Issuer issued and outstanding immediately prior to the Merger was converted into the right to receive: (i) $0.39492 per share in cash, without interest from Barings; and (ii) 0.9790836 shares of common stock, par value $0.001 per share, of the Barings plus any cash in lieu of fractional shares, as further described in the Current Report on Form 8-K filed by the Issuer with the SEC on December 23, 2020.
Accordingly, as of December 23, 2020, Mr. Cooperman ceased to be the beneficial owner of any Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) are hereby supplemented by the addition of the following:
(a) − (b) As a result of the Merger, Mr. Cooperman no longer beneficially owns any Common Stock.
(c) Mr. Cooperman has not effected any transaction in the Common Stock during the past 60 days, except as described in Item 4 of this Amendment.
  (e) On December 23, 2020, upon completion of the Merger, Mr. Cooperman ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 553829102	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Edward Levy
Name
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016
January 11, 2021
Date

Dated: January 11, 2021